                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)





           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                                 AMENDMENT NO. 1

                                AMAZON.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023135106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [ ]     Rule 13d-1(c)

        [X]     Rule 13d-1(d)






                               Page 1 of 10 Pages

-------------------                SCHEDULE 13G               ------------------
CUSIP NO. 023135106              AMENDMENT NO. 1              PAGE 2 OF 10 PAGES
-------------------                                           ------------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Jacklyn Gise Bezos
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]

          Not applicable                                                (b)  [ ]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,991,688(1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,991,688(1)
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,991,688(1)
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.6%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        (1) Number of shares is not adjusted to reflect the 3:1 split of Amazon.com, Inc. Common Stock effected on January 4, 1999.


                                  Page 2 of 10 Pages

-------------------                SCHEDULE 13G               ------------------
CUSIP NO. 023135106              AMENDMENT NO. 1              PAGE 2 OF 10 PAGES
-------------------                                           ------------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


          Miguel A. Bezos
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]

          Not applicable                                                (b)  [ ]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,991,688(1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,991,688(1)
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,991,688(1)
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.6%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        (1) Number of shares is not adjusted to reflect the 3:1 split of Amazon.com, Inc. Common Stock effected on January 4, 1999.


                                  Page 3 of 10 Pages

ITEM 1(a). NAME OF ISSUER.

        This Schedule 13G relates to Amazon.com, Inc., a Delaware corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company's principal executive offices are located at 1516 Second Avenue, Seattle, WA 98101.

ITEM 2(a). NAME OF PERSON FILING.

        This Schedule 13G relates to each of the following persons:

        -      Jacklyn Gise Bezos

        -      Miguel A. Bezos

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.

        The business address of the reporting persons is 200 Park Avenue, Florham Park, New Jersey 07932.

ITEM 2(c). CITIZENSHIP.

        Jacklyn Gise Bezos and Miguel A. Bezos are U.S. citizens.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

        This Schedule 13G relates to the Company's common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e). CUSIP NUMBER.

        The CUSIP Number for the Company's Common Stock is 023135106.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the Act;

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Act;



                               Page 4 of 10 Pages

        (c)     [ ] Insurance company as defined in Section 3(a)(19) of the Act;

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act;

        (e)     [ ] An investment advisor in accordance with Rule
                    13d-1(b)(1)(ii)(E);

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h)     [ ] A saving association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c) check this box. [ ]

ITEM 4.  OWNERSHIP.

        I. The following describes the ownership of Common Stock by Jacklyn Gise Bezos as of December 31, 1998:

        (a)     Amount beneficially owned: 2,991,688(1)

        (b)     Percent of class: 5.6%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: 0

                (ii)    Shared power to vote or to direct the vote: 2,991,688(2)


------------

        (1) Number of shares is not adjusted to reflect the 3:1 split of Amazon.com, Inc. Common Stock effected on January 4, 1999. Represents 1,536,432 shares held by the Jacklyn Gise Bezos 1996 Revocable Trust of which Jacklyn Gise Bezos is Trustee, 487,500 shares held by the Bezos Family Trust of 1997 of which Jacklyn Gise Bezos is Trustee, 112,500 shares held by the Bezos Generation-Skipping Trust of 1997 of which Jacklyn Gise Bezos is Trustee and 855,256 shares held by the Miguel A. Bezos 1996 Revocable Trust of which Miguel
A. Bezos is Trustee. Miguel A. Bezos is the spouse of Jacklyn Gise Bezos.



                               Page 5 of 10 Pages

                (iii)   Sole power to dispose or to direct the disposition of: 0

                (iv)    Shared power to dispose or to direct the disposition of:
                        2,991,688(2)

        II. The following describes the ownership of Common Stock by Miguel A. Bezos as of December 31, 1998:

        (a)     Amount beneficially owned: 2,991,688(1)

        (b)     Percent of class: 5.6%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: 0

                (ii)    Shared power to vote or to direct the vote: 2,991,688(2)

                (iii)   Sole power to dispose or to direct the disposition of: 0

                (iv)    Shared power to dispose or to direct the disposition of:
                        2,991,688(2)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

---------------

        (2) Number of shares is not adjusted to reflect the 3:1 split of Amazon.com, Inc. Common Stock effected on January 4, 1999. Power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the reported shares is deemed to be shared among Jacklyn Gise Bezos and Miguel
A. Bezos. Jacklyn Gise Bezos denies beneficial ownership of the shares held by the Miguel A. Bezos 1996 Revocable Trust except to the extent of her pecuniary interest. Miguel A. Bezos denies beneficial ownership of the shares held by the Jacklyn Gise Bezos 1996 Revocable Trust, the Bezos Family Trust of 1997 and the Bezos Generation-Skipping Trust of 1997 except to the extent of his pecuniary interest.



                               Page 6 of 10 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.



                               Page 7 of 10 Pages

                                    SIGNATURE

        After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 3, 1999.

                                       /s/ Jacklyn Gise Bezos
                                       -----------------------------------------
                                       Jacklyn Gise Bezos



                               Page 8 of 10 Pages

        After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 1, 1999



                                       /s/  Miguel A. Bezos
                                       -----------------------------------------
                                       Miguel A. Bezos



                               Page 9 of 10 Pages

                             EXHIBIT TO SCHEDULE 13G

               AGREEMENT OF JACKLYN GISE BEZOS AND MIGUEL A. BEZOS

        The undersigned hereby agree that the Information Statement on Schedule 13G to which this agreement is an exhibit is filed on behalf of each of the undersigned.

        Dated: February 3, 1999        /s/ Jacklyn Gise Bezos
                                       -----------------------------------------
                                       Jacklyn Gise Bezos



        Dated: February 1, 1999        /s/ Miguel A. Bezos
                                       -----------------------------------------
                                       Miguel A. Bezos


                               Page 10 of 10 Pages